UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 25)


          First Union Real Estate Equity and Mortgage Investments
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                              (Name of Issuer)


               Shares of Beneficial Interest, $1.00 par value
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                       (Title of Class of Securities)


                                 337400105
                  --------------------------------------
                               (CUSIP Number)

                           Stephen Fraidin, P.C.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8140

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          (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)


                               April 1, 1998
                  --------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             SCHEDULE 13D

CUSIP No.  337400105                Page 2 of 7 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Gotham Partners, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          New York, U.S.A.

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                2,601,951 Shares

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              2,601,951 Shares

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,601,951

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.24%

14  TYPE OF REPORTING PERSON*

          PN


                             *SEE INSTRUCTIONS



                             SCHEDULE 13D

CUSIP No.  337400105                Page 3 of 7 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Gotham Partners II, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          New York, U.S.A.

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                30,449 Shares

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              30,449 Shares

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          30,449 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.10%

14  TYPE OF REPORTING PERSON*

          PN


                             *SEE INSTRUCTIONS


                             SCHEDULE 13D

CUSIP No.  337400105                Page 4 of 7 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Gotham International Advisors, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                287,900

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              287,900

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          287,900

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.91%

14  TYPE OF REPORTING PERSON*

          00; IA


                             *SEE INSTRUCTIONS


     This Amendment No. 25 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") relating to the shares of Beneficial Interest, par value $1.00 per share ("Shares"), of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust (the "Company") previously filed by Gotham Partners, L.P. ("Gotham"), Gotham Partners II, L.P. ("Gotham II"), both New York limited partnerships, and Gotham International Advisors, L.L.C., a Delaware limited liability company (together with Gotham and Gotham II, the "Reporting Persons"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.


     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.


Item 4 is hereby amended to add the following information:


"Item 4.  Purpose of the Transaction


     On April 1, 1998, Gotham issued a press release. A copy of such press release is attached as Exhibit 47 hereto and incorporated herein by this reference."


Item 7 is hereby amended to add the following information:


"Item 7.  Material to be Filed as Exhibits


     47. Press release dated April 1, 1998."


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


April 2, 1998

                        GOTHAM PARTNERS, L.P.


                         By:  Section H Partners, L.P.,
                              its general partner


                             By:  Karenina Corporation,
                                  a general partner of Section H Partners, L.P.


                                  By:   /s/ William A. Ackman
                                        -------------------------------
                                        William A. Ackman
                                        President


                             By:  DPB Corporation,
                                  a general partner of Section H Partners, L.P.


                                  By:   /s/ David P. Berkowitz
                                        -------------------------------
                                        David P. Berkowitz
                                        President



                         GOTHAM PARTNERS II, L.P.


                         By:  Section H Partners, L.P.,
                              its general partner


                             By:  Karenina Corporation,
                                  a general partner of Section H Partners, L.P.


                                  By:   /s/ William A. Ackman
                                        -------------------------------
                                        William A. Ackman
                                        President


                             By:  DPB Corporation,
                                  a general partner of Section H Partners, L.P.


                                  By:   /s/ David P. Berkowitz
                                        -------------------------------
                                        David P. Berkowitz
                                        President



                         GOTHAM INTERNATIONAL ADVISORS, L.L.C.


                         By:      /s/ William A. Ackman
                                  -------------------------------------
                                  William A. Ackman
                                  Senior Managing Member


                         By:      /s/ David P. Berkowitz
                                  -------------------------------------
                                  David P. Berkowitz
                                  Senior Managing Member